UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

_____________________

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

AEON Biopharma, Inc.
(Name of Issuer)

Class A Common Stock, $0.0001 par value per share
(Title of Class of Securities)

00791X100
(CUSIP Number)

Strathspey Crown Holdings Group, LLC
4040 MacArthur Boulevard, Suite 310
Newport Beach, CA 92660
(949) 260-1700
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 11, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a person’s initial filing on this form with respect to subject class of securities, and for any subsequent amendment containing information which would alter disclosures in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Strathspey Crown Holdings Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,031,773
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,031,773
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,031,773
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 5.47%
14	TYPE OF REPORTING PERSON OO

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This amendment (“Amendment No. 1”) amends the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on January 31, 2023 (the “Schedule 13D”), to report and reflect a reduction in the Reporting Person’s beneficial ownership of the Issuer’s Class A Common Stock solely as a result of  the transfer of the Issuer’s shares to the Reporting Person’s limited partners in connection with the repurchase of such limited partners’ membership interests in the Reporting Person through a tender offer transaction.  All shares transferred to limited partners in the tender offer transaction continue to be subject to restrictions on transfer under securities laws and a significant portion are also subject to a 12-month lockup expiring July 21, 2024 as provided in the Issuer’s bylaws. The intent to complete the tender offer transaction was previously disclosed in the original Schedule 13D filed with the SEC. The Reporting Person did not sell any of the Issuer’s shares to the public in connection with the reported dispositions. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 2. IDENTITY AND BACKGROUND.

Item 2 is amended and restated as follows:

(a) This Schedule 13D is filed by the Reporting Person. Robert Grant (“Mr. Grant”), an individual, serves as the Chairman and sole Manager of the Reporting Person and is making the disclosures herein pursuant to Instruction C. Mr. Grant disclaims beneficial ownership of the reported securities reflected in this Schedule 13D except to the extent of his pecuniary interest therein, and this Schedule 13D shall not be deemed an admission that Mr. Grant is the beneficial owner of such securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose. Additionally, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Person that it and certain other persons constitute a “group.”

(b) The business address of the Reporting Person and Mr. Grant is 4040 MacArthur Boulevard, Suite 310, Newport Beach, California 92660.

(c) The Reporting Person is a physician-owned cooperative growth equity firm.

(d) During the last five years, neither the Reporting Person nor Mr. Grant has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither the Reporting Person nor Mr. Grant has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a Delaware limited liability company. Mr. Grant is a citizen of the United States.

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Item 5. INTEREST IN SECURITIES OF THE COMPANY.

Item 5 is amended and restated as follows:

(a) See rows (11) and (13) of the cover page to this Schedule 13D for the aggregate number of shares of Class A Common Stock and the percentage of the shares of Class A Common Stock beneficially owned by the Reporting Person. The percentage used in this Schedule 13D is calculated based upon 37,155,536 shares of Class A Common Stock issued and outstanding as of July 21, 2023, as reported by the Issuer in its Registration Statement on Form S-1 filed with the Securities and Exchange Commission on August 18, 2023.

(b) See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Class A common Stock as to which the Reporting Person has the sole or shared power to vote or direct the vote, and sole or shared power to dispose or director the disposition.

(c) Except as set forth in Item 3 of the Schedule 13D and the tender offer described below, no transactions in the shares of Class A Common Stock were effected by the Reporting Person during the past 60 days. On August 11, 2023, the Reporting Person completed the transfer of an aggregate of 7,380,394 shares of the Issuer’s Class A Common Stock to the Reporting Person’s limited partners as partial consideration for the repurchase of certain membership interests of the Reporting Person in connection with a tender offer transaction. All shares transferred to limited partners in the tender offer transaction continue to be subject to restrictions on transfer under securities laws and a significant portion are also subject to a 12-month lockup expiring July 21, 2024 as provided in the Issuer’s bylaws. The Reporting Person did not sell any of the Issuer’s shares to the public in connection with the reported dispositions.

(d) Except as set forth herein, to the knowledge of the Reporting Person, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Class A Common Stock beneficially owned by the Reporting Person.

(e) Not applicable.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certificates that the information set forth in this statement is true, complete and correct.

Dated: August 22, 2023

STRATHSPEY CROWN HOLDINGS GROUP, LLC

By:	/s/ Andrew Lusk
Name:	Andrew Lusk
Title:	Attorney-in-Fact for Robert E. Grant, Manager of Strathspey Crown Holdings Group, LLC

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